UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41467

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On August 25, 2026, Magic Empire Global Limited (“we,” “our,” “us,” or the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers signatory thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a private offering (the “Private Placement”), an aggregate of $6,720,000 of securities, consisting of 40,000,000 ordinary shares of the Company, at a purchase price of $0.168 per share.

Completion of the Purchase Agreement occurred on August 25, 2026.

The Purchase Agreement contained customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties.

The foregoing summary of the Purchase Agreement do not purport to be complete and are subject to, and qualified in its entirety by, such documents attached as Exhibits 99.1 to this Report on Form 6-K, which is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement

2

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Empire Global Limited

Date: August 28, 2026	By:	/s/ Shufen Huang
Shufen Huang
Chief Executive Officer

3